TransAlta announces second long-term power auction

CALGARY, Alberta (September 17, 2009) – TransAlta Corporation (TSX:TA) (NYSE:TAC) today announced it will be hosting its second Alberta fixed price power auction on Nov. 17. TransAlta will be building on the success of its first auction, held in June 2009, which attracted Canadian industrials, wholesale banks and trading companies. The process enabled customers to lock in wholesale power volumes for 2010 thru 2013 at competitive market prices.

"While relatively new in Alberta, auctions in other jurisdictions have proven to be a valuable platform in providing wholesale customers with an affordable and reliable supply of electricity," said Dawn Farrell, TransAlta's Chief Operating Officer. "We were pleased with the initial results and view these auctions as an effective means for our customers to manage longer term electricity costs."

The auction, one of the first of its kind in the Alberta market, was facilitated by World Energy Solutions Inc. (TSX: XWE; NASDAQ: XWES), an operator of online exchanges for energy and green commodities. Subsequent auctions are expected in early 2010.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

World Energy Solutions Inc.(TSX: XWE; NASDAQ: XWES), operates online exchanges for energy and green commodities. For buyers and sellers of electricity, natural gas, capacity, and green-energy assets who are impacted by today’s volatile markets, World Energy’s proven approach has transformed the normally complex procurement process into a powerful, streamlined vehicle for cost savings. In addition to enabling customers to seek competitive pricing on traditional energy commodities, World Energy is taking a leadership position in the emerging environmental-commodities markets. Its award-winning World Green Exchange, supports the ground-breaking regional Greenhouse Gas Initiative’s (RGGI) cap and trade program for CO2 emissions.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email: michael_lawrence@transalta.com

E-mail:  jennifer_pierce@transalta.com

Dan Mees

Jess Nieukerk

World Energy Media Relations

Manager, Investor Relations

Phone:  (508) 459-8156

Phone: (403) 267-3607

Email: dmees@worldenergy.com

Email: jess_nieukerk@transalta.com